Exhibit 99.2
Management’s Discussion and Analysis

The following Management’s Discussion and Analysis of the consolidated operating and financial performance of Claude Resources Inc. (“Claude” or the “Company”) for the three and nine months ended September 30, 2011 compared with the corresponding periods of 2010 is prepared as of November 9, 2011.  This discussion is prepared using International Financial Reporting Standards (“IFRS”) and should be read in conjunction with the Company’s 2010 annual Management’s Discussion and Analysis and 2010 audited consolidated financial statements and notes thereto which were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”). The Board of Directors has approved the disclosure presented herein.  All amounts referred to in this discussion are expressed in Canadian dollars, except where otherwise indicated.

Overview

Claude Resources Inc., incorporated pursuant to the Canada Business Corporations Act, is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company’s entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee Gold Operation, located in northern Saskatchewan.  Claude also owns 100 percent of the 10,000 acre Madsen Property located in the Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Project in northeastern Saskatchewan.

Financial, Operating and Exploration Highlights

•	Net profit of $2.6 million, or $0.02 per share, in the third quarter of 2011. Net profit for the first nine months of 2011 of $9.7 million, or $0.06 per share.
•
Adjusted net profit (1) for the third quarter was $4.9 million, or $0.03 per share, up 14 percent from the $4.3 million for the comparable period in 2010.  Adjusted net profit for the first nine months of 2011 was $11.5 million, or $0.07 per share.  This compares to an adjusted net profit of $4.9 million, or $0.04 per share, for the comparable period in 2010.Cash flow from operations (1) before net changes in non-cash working capital of $5.7 million, or $0.03 per share, for the three months ended September 30, 2011.  Cash flow from operations before net changes in non-cash working capital of $17.8 million, or $0.11 per share for the nine months ended September 30, 2011.

•
Gold sales during the third quarter of 10,898 ounces at an average price of $1,670 (U.S. $1,704) for revenue of $18.2 million.  For the nine months ending September 30, 2011, gold sales were 32,777 ounces at an average price of $1,518 (U.S. $1,553) for revenue of $49.8 million.

•	$35.2 million of cash, cash equivalents and short term investments and working capital of $51.7 million as at September 30, 2011.
•
On October 25, 2011, Claude and St. Eugene Mining Corporation Limited (“St. Eugene”) jointly announced that they have entered into a definitive agreement pursuant to which Claude will acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene not already owned, pending St. Eugene shareholder approval.

•
Positive Metallurgical results at the Amisk Gold Project.  Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent.

•	The Santoy Gap drill program within the Seabee Operation has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system.
•	L62 Zone, newly discovered ore body at the Seabee Operation.
•	Drill program at the Seabee Gold Operation expanded to 100,000 metres for 2011.
•	Seabee Mine Shaft Extension project ongoing.

(1)	Denotes a non-IFRS performance measures. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 2

mission and vision

The Company’s mission is to create and deliver significant stakeholder value through the exploration, development and mining of gold and other precious metals.  Its vision is to be valued by all stakeholders for its ability to discover, develop and produce gold and other precious metals in a disciplined, safe, environmentally responsible and profitable manner.

goals and key performance drivers – Measuring the Company’s Results

The Company’s goals and key performance drivers include:

•	Increasing its resource base through aggressive exploration programs;
•	Improving operating margins at the Seabee Gold Operation;
•	Strengthening the Balance Sheet and maintaining liquidity in order to reduce financial risk;
•	Consider strategically attractive opportunities and accretive transactions; and
•	Ensuring that the Company’s share price reflects underlying value.

Increasing Claude’s Resource Base Through Aggressive Exploration Programs

During the first nine months of 2011, the Company continued with its objective of increasing its resource base through aggressive exploration programs at its Madsen Property, Amisk Gold Project and Seabee Gold Operation.

Madsen Property

At the Madsen Property, Claude’s objective is to fully assess the potential for high grade gold mineralization while continuing to de-water the Madsen shaft to provide additional underground exploration access.  Phase I underground drilling of the 8 Zone program, from the 10th level, confirmed high grade mineralization 450 feet (1) down plunge of the historic stopes within the 8 Zone as well as confirming the existence of a sub-parallel footwall target.  During 2009, Phase I underground drilling demonstrated that the 8 Zone is a series of high-grade, quartz-vein systems and silicification associated with a complexly-folded package of mafic and ultramafic lithologies.  The system remains open in all directions and shows strong similarities to high grade mineralization characteristic of the Red Lake Belt.  Phase II of the underground 8 Zone drill program, shaft dewatering and shaft remediation continue to be a top priority for Management.

(1)   Historically, Madsen results have been reported in ounces per ton and feet (imperial).

Phase II underground 8 Zone drilling from the 16th level commenced early in the second quarter of 2011 and is anticipated to continue through to the end of 2011.  Phase II drilling plans to include 15,000 metres (49,200 feet) in 15 to 20 holes; initial underground drill targets include the plunge and strike extensions of the 8 Zone as well as conceptual targets associated with the 8 Zone Trend.  Success from the Phase II drill program has the potential to significantly grow the Company’s existing resource base at the fully-permitted and infrastructure-rich Madsen property.

De-watering was ongoing throughout the first nine months of 2011 with water levels 85 feet below the 17th level (there are a total of 24 levels in the Madsen Shaft).

Amisk Gold Project

The Amisk Gold Property is located 20 kilometres southwest of Flin Flon, Manitoba and hosts the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects.  At 15,700 hectares, this gold and silver exploration property is one of the largest land positions in the Flin Flon mineral district.  The property consists of 91 mineral dispositions in the Amisk Lake area.  Claude is the operator of the Amisk Gold Project, a 65:35 Joint Venture with St. Eugene on 15,400 of the hectares within the Amisk Gold Property.  On October 25, 2011, Claude and St. Eugene jointly announced that they have entered into a definitive agreement pursuant to which Claude will acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it does not already own.  The proposed transaction is the logical consolidation of the Amisk Gold Project and, if approved, will result in Claude’s interest in the Amisk Gold Project increasing from 65 percent to 100 percent

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 3

In the fourth quarter of 2010, the Joint Venture engaged SRK Consulting (Canada) Inc. (“SRK”) to prepare an independent mineral resource evaluation and Technical Report for the Amisk Gold Project.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.  This geological model and open pit resource estimate was generated through the successful integration of the Company’s 2010 exploration program with historic drilling and was the culmination of an aggressive 12 month exploration program and a major milestone for the Amisk Gold Project and Claude Resources.

During the third quarter, positive metallurgical and engineering results were reported.  Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent.  At Amisk, the Company will focus on expansion of the open pit resource and economic studies, as well as an evaluation of the underground potential.

Seabee Gold Operation

At the Seabee Gold Operation, exploration targets include the Seabee Gold Mine, Santoy 8 Gold Mine, Santoy Gap, L62 Zone and Neptune.  Year to date, the Company has focused its gold exploration efforts on drilling at Seabee Deep, at the Santoy Gap and on continued development of satellite ore bodies.  This includes the Santoy 8 Project which achieved commercial production during the first quarter of 2011 as well as exploration drilling of the Santoy Gap, the L62 Zone and Neptune targets.

The newly discovered L62 Zone is located approximately 300 metres from existing development and operations on multiple levels in the hanging wall of the Seabee Mine.  High grade results from the L62 Zone are anticipated to have a significant impact on the Seabee Mine’s Mineral Resources, Mineral Reserves and production profile in the coming years.

The Santoy Gap drill program has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system.  Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long.

For the remainder of 2011, the Company has expanded the 2011 Seabee exploration program to include 43,000 metres of surface drilling; 33,000 metres will be focused at Santoy Gap. The three rig program will focus on aggressively exploring the Santoy Gap target and its relationship to the Santoy 8 ore body to depths in excess of 500 metres.  Total drilling at the Seabee Gold Operation for 2011 is anticipated to be 100,000 metres.

2011 Exploration Program

As a follow-up to the Company’s 2010 Exploration Programs, Claude outlined between $10.0 and $12.0 million to support the continuation of its extensive exploration programs at the Seabee, Madsen and Amisk Properties during 2011.  Continued success from these programs should serve to: further extend the mine life at Seabee; potentially improve the project economics at the Company’s Madsen and Amisk Projects; and further increase the Company’s total resource base.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 4

Improving Operating Margins at the Seabee Gold Operation

The combination of strong average realized gold prices per ounce during the third quarter and year to date in 2011 has offset the increased mine operating costs, period over period, resulting in improved cash flow for the Company.  During the third quarter, net cash margin improved to $799 per ounce from $654 per ounce in the third quarter of 2010.  Year to date, net cash margin was $690, a 40 percent improvement from the $492 realized during the first nine months of 2010.

During the third quarter of 2011, Claude reported a record average gold price realized per ounce sold and continued to benefit from strong cash margins.  For the quarter ended September 30, 2011, Claude realized a gold price of $1,670 (U.S. $1,704); Q3 2010 $1,296 (U.S. $1,247).  For the first nine months of 2011, Canadian dollar gold prices realized were $1,518 (U.S. $1,553); YTD Q3 2010 - $1,238 (U.S. $1,195)).

Operating costs during the third quarter increased slightly due to added spending on labour, fuel, underground supplies and repairs and maintenance. Cash cost per ounce (1) of gold rose 36 percent to CDN $871 (U.S. $888) per ounce during the third quarter from CDN $642 (U.S. $618) in the third quarter of 2010.  Year to date in 2011, total cash cost per ounce of CDN $828 (U.S. $847) was up 11 percent from the cash cost per ounce of CDN $746 (U.S. $720) reported during the first nine months of 2010.

(1)
Cash flow from operations before net changes in non-cash working capital and cash cost per ounce are non-IFRS performance measures.  For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Figure 1:	Average Gold Price Realized (CDN$)	Figure 2:	Cash Cost and Margin Realized (CDN$)
	Per Ounce Sold		Per Ounce Sold (1)

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures refer to the “Non-IFRS Performance Measures” section of this MD&A.

Table 1: Net Cash Margin per Ounce Calculation

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2011	2010	2011	2010

Revenue (CDN$ thousands)	$18,203	$15,660	$49,764	$41,053
Divided by ounces sold	10,898	12,081	32,777	33,159
Average Realized Price per Ounce (CDN$)	$1,670	$1,296	$1,518	$1,238

Production costs (CDN$ thousands)	$9,488	$7,750	$27,143	$24,739
Divided by ounces sold	10,898	12,081	32,777	33,159

Total cash costs per ounce (CDN$)	$871	642	$828	$746

Net Cash Margin per Ounce Sold (CDN$)	$799	654	$690	$492

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 5
During 2011, the Company will continue to focus on the profitability of the Seabee Gold Operation through a combination of improved grade control, cost controls and developing the production profile at lower cost satellite ore bodies, including Santoy 8.

The Company’s Santoy 8 Gold Project, accessible from the Seabee Gold Operation’s central Milling Facility via a 14 kilometre (8.5 mile) all weather road, achieved commercial production during the first quarter of 2011.  This accomplishment is a major milestone for the Company and represents a real opportunity for the Seabee Gold Operation to grow its production profile. Over the life of mine plan for the Seabee Gold Operation, the Company anticipates the Santoy 8 Project to provide up to 50 percent of the overall feedstock to the Seabee Gold Operation’s central Milling Facility and anticipates this contribution to be a positive catalyst in improving production and lowering unit operating costs at the Seabee Gold Operation.

Financial Capacity and Highlights

During 2011, the Company continued its focus on further improving its balance sheet.  At September 30, 2011, the Company had total Cash and cash equivalents of $11.2 million and short-term investments of $24.0 million.  Working capital at September 30, 2011was $51.7 million (December 31, 2010 - $12.9 million).

For the three months ended September 30, 2011, cash flow from operations (1) before net changes in non-cash working capital decreased 26 percent to $5.6 million, or $0.03 per common share, from $7.6 million, or $0.06 per common share, in the third quarter of 2010.  Year to date in 2011, cash flow from operations before net changes in non-cash working capital improved 31 percent to $17.8 million, or $0.11 per common share, from $13.6 million, or $0.10 per common share, during the same period in 2010.

Strategically Attractive and Accretive Transactions

Early in the third quarter, the Company announced that it had approached the Board of Directors of St. Eugene with a proposal to enter into a letter of intent for a share exchange transaction for 100 percent of St. Eugene at a significant premium to its trading price.  On October 25, 2011, Claude and St. Eugene jointly announced that they have entered into a definitive agreement pursuant to which Claude will acquire, by way of a court-approved plan of arrangement, all of the shares of St. Eugene that it does not already own.  The proposed transaction is the logical consolidation of the Amisk Gold Project and, if approved, will result in Claude’s interest in the Amisk Gold Project increasing from 65 percent to 100 percent.

Consideration for the purchase of 100 percent of the shares and in the money options and warrants of St. Eugene is approximately $19 million plus Spinco (defined below), which will hold the Tartan Lake Gold Mine Project.

The Share Consideration (defined below), based upon the 20 day volume weighted average price (“VWAP”) of the common shares of Claude on the TSX on October 24, 2011 represents $0.145 per St. Eugene common share, a 28 percent premium to the 20 day VWAP of the common shares of St. Eugene on October 24, 2011 and a 53 percent premium to the 20 day VWAP of the common shares of St. Eugene on July 8, 2011 (the last trading day prior to Claude’s original approach to St. Eugene), as noted in Claude news release “Claude Resources Inc. Confirms Approach to St. Eugene Mining Corporation Ltd” dated July 11, 2011.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 6

Under the terms of the transaction, each shareholder of St. Eugene will receive 0.0789 of a Claude share for each St. Eugene share (the “Share Consideration”).  Additionally, at closing, each St. Eugene shareholder will receive 0.25 common shares of a newly formed, wholly-owned, subsidiary of St. Eugene (“Spinco”) in respect of each St. Eugene share.  St. Eugene’s interests in the Tartan Lake Gold Mine Project and approximately $800,000 in cash will be transferred to Spinco. Claude will maintain its pro-rata stake in Spinco.  In addition, Claude will reduce its existing net smelter return royalty on the Tartan Lake Gold Mine Project from a sliding scale to two percent.  The net smelter return royalty can be repurchased at any time by Spinco for $1.0 million per each one percent.

The completion of the transaction is subject to customary closing conditions, including the receipt of any required regulatory approvals. In the event that the transaction is not completed, St. Eugene has agreed to pay Claude a termination fee of $800,000. St. Eugene has also provided Claude with certain other customary rights, including a right to match any competing offers.

Looking forward, Management remains focused on executing accretive transactions that are consistent with Management’s strategic plan and focus for the Company.

Shareholder Value

At September 30, 2011, shares of Claude closed at $1.90 (September 30, 2010 - $1.56), an increase of 22 percent period over period; on the NYSE Amex, Claude’s shares closed at U.S. $1.78 on September 30, 2011 (September 30, 2010 – U.S. $1.54).  Management remains focused on ensuring that the underlying value of the Company’s assets is appropriately reflected in its share price.

The Company intends to further build shareholder value by:

•	advancing the Company's exploration programs at its Madsen, Seabee and Amisk properties;
•
investing in capital infrastructure development programs at the Seabee Gold Operation including an extension of the Seabee Mine shaft, an expansion to the Seabee Central Milling Facility and additional production equipment; and

•	continuing dewatering and rehabilitation programs at the Company's Madsen Project.

With the continued support of an improving gold price, a significantly expanded resource base at Madsen and Amisk, encouraging exploration results from the L62 Zone and the Santoy Gap, and the achievement of commercial production at Santoy 8, Claude is well positioned to further execute its strategy of discovering, developing and producing gold in established politically safe Canadian mining and exploration districts.

Exploration Results

Exploration at Madsen advanced shaft dewatering and rehabilitation, with a two rig 15,000 metre Phase II underground drilling program which ramped up early in the second quarter and continued throughout the third quarter.

Claude advanced its exploration and development strategy during the third quarter of 2011.  Exploration at the Seabee Gold Operation focused on continued drill testing of the newly discovered L62 Zone, Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area.  At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate. Work during the quarter included the completion of a further 11 holes and 4,000 metres of drilling, reporting of metallurgical and engineering test work and continued baseline environmental studies.

All exploration activities were carried out under the direction of Qualified Persons, Brian Skanderbeg, P. Geo., Vice President Exploration and / or Philip Ng, P. Eng., Senior Vice President Mining Operations.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 7

Madsen Project

The Madsen Project comprises over 10,000 acres (4,000 hectares) and, having produced in excess of 2.4 million ounces, is the third largest gold producer in the Red Lake camp in Ontario, Canada.  Infrastructure includes a fully functional 500 ton per day mill, a 4,125 foot deep shaft and permitted tailings facility.

During the third quarter of 2011, exploration focused on continuation of Phase II underground drilling and on advancement of shaft dewatering.

Initiated from the 10th level in December of 2008, the Phase I underground program included testing of the plunge extension of the 8 Zone as well as conceptual targets along the 8 Zone shear system.  Results from Phase I deep drilling of the 8 Zone Trend demonstrated down plunge continuity to 450 feet below the 27th level with multiple holes returning strong visible gold associated with intensely silicified, biotite-altered basalt. See Table 1 for highlights of Phase I of the 8 Zone drill program.  Step-out drilling to the east and west confirmed the development of favorable 8 Zone structure and stratigraphy. The system remains open down plunge and along strike to the east and west.  Phase II of the underground 8 Zone drill program initiated early in the second quarter of 2011 (see April 12, 2011 Media release “Claude Resources Ramps up 8 Zone Drilling at Madsen”). Phase II drilling includes 15,000 metres (49,200 feet) in 15 to 20 holes and is anticipated to continue through to the end of 2011.

Table 2: Highlights from Phase I of the 8 Zone drill program at the Madsen Mine, Ontario.

Hole ID	From (m)	To (m)	Au (g/t)	Length (m)	Au (oz/ton)	Length (ft)	Visible Gold Noted

MUG-08-01	883.00	883.75	127.12	0.75	3.71	2.46	✓
MUG-09-02b	891.25	891.70	21.52	0.45	0.63	1.48	✓
MUG-09-03	915.40	917.89	33.39	2.49	0.97	8.17	✓
(incl)			58.18	1.25	1.70	4.10	✓
MUG-09-04	909.55	917.45	25.77	7.90	0.75	25.92	✓
(incl)			141.80	0.95	4.14	3.12	✓
MUG-09-05	943.51	946.90	24.30	3.39	0.71	11.45	✓
(incl)			62.09	1.22	1.81	4.00	✓

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 8

Figure 3: Madsen Mine Cross Section

During 2010, SRK finalized an independent National Instrument 43-101 mineral resource evaluation for the Madsen Mine. This mineral resource evaluation was based on historical exploration and mining data, Phase I underground drilling as at September 27, 2009 and geological and resource modeling.  The resource evaluation was undertaken on the four separate zones, Austin, South Austin, McVeigh and 8 Zone that comprise the Madsen Gold Mine.  The National Instrument 43-101 Technical Report was filed on January 20, 2010.

Table 3: Consolidated Mineral Resource Statement (1) for the Madsen Mine, Ontario.

Resource Class	Zone		Tonnes	Grade (g/tonne)	Grade (oz/ton)	Contained Gold (oz)

Indicated	Austin		1,677,000	7.92	0.23	427,000
	South Austin		850,000	9.32	0.27	254,000
	McVeigh		374,000	9.59	0.28	115,000
	Zone 8		335,000	12.21	0.36	132,000
		Total	3,236,000	8.93	0.26	928,000
Inferred	Austin		108,000	6.30	0.18	22,000
	South Austin		259,000	8.45	0.25	70,000
	McVeigh		104,000	6.11	0.18	20,000
	Zone 8		317,000	18.14	0.53	185,000
		Total	788,000	11.74	0.34	297,000

(1)
Mineral resources are not mineral reserves and do not have demonstrated economic viability. All figures have been rounded to reflect the relative accuracy of the estimates. Reported at a cut-off grade of 5.0 g/t gold based on U.S. $1,000 per troy ounce of gold and gold metallurgical recoveries of 94 percent.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 9

Figure 4: Madsen Property Overview

The Company’s Madsen shaft de-watering and rehabilitation program remains a priority for Management.  In the second quarter of 2011, rehabilitation of the 16th level was completed and the second drill chamber associated with Phase II drilling was completed.   Phase II drilling was ongoing during the third quarter.  The 8 Zone Trend hosts the past-producing 8 Zone and is highly prospective for future high grade discoveries. The 16th level provides the ideal drill platform to explore both at depth as well as the strike potential of this 8 Zone Trend.

Seabee Gold Operation

The Seabee Gold Operation includes 14,400 hectares and is comprised of four mineral leases and extensive surface infrastructure. During the third quarter of 2011, exploration efforts focused on drill testing of the newly discovered L62 Zone, the Santoy Gap, Neptune and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area. During the third quarter, the Company mobilized two underground drills on the newly discovered L62 Zone.  The Company is also looking to add a third drill to further explore and define the L62 Zone and other near mine targets.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 10

Figure 5: Seabee Property regional map showing significant gold deposits and occurrences.

L62 Zone

The L62 zone is located approximately 300 metres from existing Seabee Underground infrastructure on multiple levels.  During the third quarter, the Company reported exploration results from the new hanging wall discovery including an intercept grading at 39.8 grams of gold per tonne over 10.0 metres true width; highlights of results are outlined below:

Table 4: Highlights of L62 Discovery
	ZONE INTERSECTION			MIDPOINT			Au	Au
				COORDINATES			GRADE	GRADE	TRUE
	NAME						g/T	g/T	WIDTH
HOLE #	(Target)	FROM	TO	NORTH	EAST	ELEV	(uncut)	(cut)	(m)

U11-345	L62	197.5	203.4	937	1086	-555	6.13	6.13	4.8
U11-347	L62	200.9	204.9	935	1080	-538	4.11	4.11	3.3
U11-348	L62	216.3	219.5	936	1083	-493	4.31	4.31	2.5
U11-349	L62	182.5	189.6	951	1055	-513	8.81	8.81	4.9
U11-350	L62	172.8	178.4	949	1057	-559	5.33	5.33	4.8
U11-351	L62	238.0	246.3	913	1111	-514	0.09	0.09	4.6
U11-352	L62	230.7	237.7	918	1118	-549	0.14	0.14	4.8
U11-629	L62	207.4	220.5	942	1057	-399	39.75	6.90	10.0
including		208.4	209.3				528.10	50.00	0.7
U11-630	L62	204.4	209.0	929	1080	-403	0.34	0.34	3.9
U11-631	L62	205.1	209.4	928	1082	-423	0.46	0.46	4.2
U11-632	L62	208.2	214.0	932	1091	-476	1.78	1.78	5.3

This series of intercepts with above average true widths and economic gold grades are strong indications that the Company has discovered a new gold-bearing structure.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 11

Additional intercepts reported during the third quarter include:

•	10.68 grams of gold per tonne over 2.5 metres true width (U11-354);
•	14.01 grams of gold per tonne over 5.0 metres true width (U11-637); and
•	261.28 grams of gold per tonne over 3.6 metres true width (U11-638), including 1,563 grams of gold per tonne over 0.5 metres.

The intercept from hole U11-638 is approximately 45 metres away from hole U11-629 which reported 39.75 grams of gold per tonne over 10.0 metres true width.  In just three months of drilling since initial discovery, the L62 Zone is now outlined to have an estimated strike length of 75 metres and a dip length of 300 metres. The geological structure is considered open in all directions.

The high grade results from the L62 Zone are anticipated to have a material impact on Seabee Mine’s Mineral Resources, Mineral Reserves and production outlook in the coming years. The Company intends to start development of the L62 Zone late in the fourth quarter of 2011 with development ore anticipated by the second quarter of 2012.

Figure 6: Seabee Mine Composite Longitudinal Section (L62 Discovery)

Santoy Region

The Santoy Region is located approximately 14 kilometres (8.5 miles) east of the Seabee Gold Operation’s central Milling Facility and is accessed via an all-weather road.  Gold mineralization is hosted in siliceous, shear structures with sulfide-chlorite-quartz veins and in silicified granitoid sills.  The mineralized lenses dip moderately to steeply eastward and are interpreted to be amenable to bulk mining techniques.  Gold mineralization of the Santoy 8 ore lens occurs over a strike length of 600 metres, a depth of 350 metres and remains open along strike and down plunge to the north.  The Santoy 8E ore lens has been intercepted over a strike length of 200 metres, depth of 250 metres and remains open along strike and down plunge to the north.  True thickness of the Santoy 8 deposits varies from 1.5 metres to 15 metres.  Underground infill and exploration drilling continues to confirm and expand the Santoy 8 system.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 12

The Santoy Gap target is located 400 metres north of underground infrastructure, immediately on strike and adjacent to the Santoy 8 Mine.  The Santoy Gap program was designed to test the Santoy shear system between the Santoy 7 and 8 Deposits and follow up on results of up to 17.33 grams of gold per tonne over 4.0 metres returned in 2010 (please see Claude news release “Claude Resources Inc. Continues to Outline Gold Mineralization at Santoy Region” dated March 21, 2011).    During the third quarter, over 10,800 metres of drilling was completed in 27 holes. Year to date in 2011, a total of 44 holes and 17,400 metres have been completed at the Santoy Gap.  Drilling has intercepted multiple high-grade intervals, significantly expanding the strike length and width of the mineralized system and has expanded the Santoy Gap and Santoy 8 system to in excess of 1.8 kilometres long.  Assays have been reported for 16 holes (See Table 5 below).

Table 5: Santoy Gap 2011 Drill Hole Highlights
				Gold			Visible
Hole ID	Easting	Northing	From (m)	Grade (g/t)		Width (m)	Gold

JOY-11-535	599349	6170487	310.57	10.30		5.43	YES
JOY-11-541	599002	6170639	164.60	3.38		1.25
JOY-11-542	599001	6170639	175.40	5.30		2.00
JOY-11-544	599150	6170740	261.00	3.93		2.00
		and	296.00	5.74	*	2.00
JOY-11-549	599175	6170744	330.38	6.12		6.24	YES
JOY-11-550	599178	6170745	307.08	20.10		1.00	YES
		and	332.00	4.38		5.00
JOY-11-551	599205	6170769	384.98	12.50		1.69	YES
		and	405.77	22.06		2.82	YES
JOY-11-552	599221	6170711	379.50	9.85		0.78	YES
JOY-11-553	599146	6170793	348.70	42.60		0.81	YES
		and	365.12	12.67		1.53
JOY-11-554	599146	6170793	413.20	49.60	*	1.36	YES

* Partial result, assays within zone are pending. Composite grades calculated using a 3 g/t cut-off. Anomalous relates to a gold grade of 0.1-3.0 g/t.

The Santoy Gap drill program has expanded the gold-bearing structure to a strike length of over 400 metres, to depths in excess of 450 metres and, when combined with drilling completed in 2010 (See Claude news releases dated March 21, 2011 “Claude Resources Inc. Continues to Outline Gold Mineralization at Santoy Region” and September 26, 2011 “Claude Resources Inc. Expands Discovery at the Santoy Gap”), indicates strong potential to expand the Company's resource base at the Seabee Project.

Based on the encouraging results from Santoy Gap, the Company has expanded the 2011 Seabee exploration program to include 33,000 metres focusing on the Santoy Gap. The three rig program will focus on aggressively exploring the Santoy Gap target and its relationship to the Santoy 8 ore body to depths in excess of 500 metres.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 13

Figure 7: Santoy Region Composite Longitudinal Section.

Neptune

The Neptune target is approximately six kilometres north of the Seabee Minesite.  Exploration in this area is focused on the Pigeon Lake region utilizing geological, geochemical and geophysical surveys and historical drill data.  The gold-in-soil anomaly exists along three sub-parallel trends spanning a width of at least 200 metres. Peak soil values of 111 parts per billion (“ppb”) were obtained from minus 80 mesh soil samples obtained over and adjacent to outcropping mineralization. Prospector channel and grab samples from outcropping quartz vein-hosted mineralization returned values of up to 18.23 grams per tonne (please see Claude news release “Claude Resources Inc. Drills 13.6 Grams of Gold per Tonne Over 3.0 Metres at Neptune Target” dated March 23, 2011).

Figure 8: Neptune target showing significant gold intercepts and soil anomaly.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 14

Initial drilling revealed high gold grades associated with sheeted quartz veins within several prospective zones of alteration and veining hosted within both arenite and basalt-derived, biotite-chlorite schist.  The 2011 drill program confirmed the gold-bearing structure over a strike length of 1,200 metres to depths in excess of 250 metres and intersected high-grade gold within multiple structures with assay results of up to 84.66 grams of gold per tonne across 3.20 metres. Results from the 2011 winter drill program are presented in Table 6 below.

Table 6: Neptune Target Drill Results from 2011 Winter Drill Program

				From	Grade	Width	Visible
Hole ID	Easting	Northing	Az/dip	(m)	(g/t)	(m)	Gold

NEP-11-003	587984	6177748	130/-45	60.00	3.78	1.00	YES
		And		112.00	Anomalous	2.90	YES
		And		124.00	Anomalous	1.00	YES
NEP-11-004	587950	6177671	130/-45	108.81	4.37	0.81
NEP-11-005	587938	6177652	130/-45	114.00	Anomalous	4.00
NEP-11-006	587865	6177584	130/-45	90.39	Anomalous	0.61	YES
NEP-11-007	587963	6177692	130/-45	4.05	Anomalous	2.95	YES
		And		48.30	10.65	0.50	YES
		And		84.80	84.66	3.20	YES
		Incl.		84.80	218.00	1.20	YES
		And		111.11	24.70	0.82	YES
NEP-11-008	588016	6177912	130/-45	159.00	8.38	1.00	YES
NEP-11-009	588113	6178080	130/-45	290.65	Anomalous	2.35
NEP-11-010	587933	6177839	130/-45	181.00	3.01	0.89	YES
NEP-11-011	587812	6177841	130/-58	308.82	Anomalous	2.00	YES
NEP-11-012	588067	6177801	130/-45	39.94	5.82	3.06	YES
NEP-11-013	588131	6177878	130/-45		NSI
NEP-11-014	587374	6177159	130/-45	419.91	Anomalous	1.00	YES
NEP-11-015	587722	6177373	130/-45		NSI

Note: Intercepts calculated using a 3 g/t Au cut-off, Anomalous (0.1-3 g/t Au), NSI (no significant intercepts)

To date, the Neptune target has only been tested on widely spaced centres, the limits of which are yet to be determined. These results demonstrate the potential for significant new discoveries and resource definition at the Seabee Operation.  At Neptune, exploration efforts in 2011 included the completion of a 28 hole, 9,550 metre drill program designed to test the 1.8 kilometre strike length of the soil anomaly to vertical depths of up to 250 metres.  Final results are anticipated during the fourth quarter.  Based on these encouraging results from Neptune, Claude anticipates further drilling in the first and second quarters of 2012.

Amisk Gold Project

The Amisk Gold Project (Figure 9) is located in the Flin Flon-Snow Lake Greenstone Belt.  The project is host to the Amisk Gold Deposit, the past-producing Monarch Mine as well as a large number of gold occurrences and prospects. Extensive historic exploration from 1983 through 1998, including significant surface and underground drilling and bulk sampling, was completed by Saskatchewan Mining Development Corporation, Hudson Bay Mining and Smelting, Husky Oil and Claude.  The property remained largely dormant from 1998 through 2009.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 15

Claude is the operator of a 65:35 Joint Venture with St. Eugene Mining Corporation (“St. Eugene”).  The Joint Venture Agreement between Claude and St. Eugene covers an area of 15,400 hectares.

Figure 9: Amisk Gold Project

Results from a summer historic core sampling program and 2011 drilling expanded the mineralized system and confirmed grade continuity of the resource model.  Gold and silver mineralization is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and flows hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite. Drilling has intercepted the mineralized system over a strike length of 1,200 metres, width of 400 metres and depths of in excess of 600 metres.  The system remains open to the southwest, southeast, northwest and at depth.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 16

Figure 10: Surface Projection of the Amisk Gold Deposit

Figure 11: Cross Section A-A’ of the Amisk Gold Property

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 17

On February 17, 2011, Claude completed a National Instrument 43-101 compliant resource calculation which included results of all drilling to date, inclusive of historic core.  The independent mineral resource statement was released in the first quarter of 2011 and outlined an Indicated Resource of 921,000 ounces of 0.95 grams of gold equivalent (“Au Eq”) per tonne and an Inferred Resource of 645,000 ounces at 0.70 grams of Au Eq per tonne.

Table 7: Amisk Gold Project Consolidated Mineral Resource Statement*

	Quantity	Grade (g/tonne)			Contained Ounces (000’s)
Resource Class	(000’s tonnes)	Au	Ag	Au Eq	Au	Ag	Au Eq

Indicated	30,150	0.85	6.17	0.95	827	5,978	921
Inferred	28,653	0.64	4.01	0.70	589	3,692	645

* Reported at a cut-off of 0.40 grams of gold equivalent (Au Eq) per tonne using a price of U.S. $1,100 per ounce of gold and U.S. $16 per ounce of silver inside a conceptual pit shell optimized using metallurgical and process recovery of eighty-seven percent, overall ore mining and processing costs of U.S. $15 per tonne and overall pit slope of fifty degrees.  All figures are rounded to reflect the relative accuracy of the estimates.  Mineral resources are not mineral reserves and do not have demonstrated economic viability.

During the third quarter of 2011, the Company reported positive metallurgical testwork results at the Amisk Gold Project.  Initial metallurgical testing indicates that gold and silver mineralization is amenable to conventional cyanide leaching. Results from testing on three composite samples from the Amisk Gold Deposit have returned an average of 89.4 percent recovery for gold, ranging from 85.2 percent to 91.7 percent and an average of 80.8 percent recovery for silver, ranging from 66.4 percent to 92.8 percent.  Detailed results are presented in the table below.

Table 8: Metallurgical Testwork Results, Amisk Gold Project
			Recovery		Size
	Grade		(Cyanidation)		Fraction
Composite ID	Au (g/T)	Ag (g/T)	Au (%)	Ag (%)	P 80 (um)*
Low Grade	0.50	7.4	89.8	70.9	72
Medium Grade	0.85	9.2	85.2	88.9	146
Medium Grade	0.85	9.2	89.1	84.8	117
Medium Grade	0.85	9.2	91.0	92.8	72
High Grade	1.68	8.4	91.7	66.4	92

* Denotes size fraction of grind that eighty percent of material passed.

Based on the Metallurgical testwork work completed thus far, it is recommended that Amisk ore should be treated by conventional SAG and ball mill grinding to achieve a final grind not finer than 80% passing 75 microns. Further economic studies and tests need to be done to optimize the grind required. It is suggested that this optimized grind will lie between 72 and 117 microns. The correct process to recover gold and silver is direct whole ore cyanidation with carbon-in-pulp technology used to recover the leached gold and silver values. Reagent consumption in cyanidation was reasonable. About 1 kg/t of NaCN (sodium cyanide) and 0.5 kg/t of lime will be required. Further cyanidation test work was recommended to identify optimum operating conditions.

The initial metallurgical and grinding mill engineering tests were conducted on 215 kg collected from half split core. Representative core intervals from eight drill holes were combined to create low, medium and high grade composites that assayed 0.50, 0.85 and 1.68 g/t gold and 7.4, 9.2 and 8.4 g/t silver. This mineralization is representative of the Amisk Gold Deposit and consists of trace to 10 percent disseminated pyrite and stringers with minor sphalerite, chalcopyrite, galena and tetrahedrite hosted in a sericitized quartz porphyry.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 18

During the third quarter of 2011, an 11 hole, 4,000 metre drill program was completed on the Amisk Gold Project. This program focused specifically on testing the limits of the mineralized footprint north of the current pit outline, targeting depth extension below the pit bottom and infill drilling to evaluate potential upgrade of categories in the resource estimate completed by SRK Consulting (Canada) Inc.  Fourteen drill holes successfully confirmed continuity of gold mineralization within the northern and eastern portion of the deposit as well as demonstrated the potential for expansion to the east and southeast.

Table 9: 2011 summer and fall drill results from the Amisk Gold Project.
Hole	Easting	Northing	Az/Dip	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)

AL-11-300	676827	6066224	80/-45	50.00	59.00	9.00	1.50	9.2
and				188.00	244.50	56.50	0.58	3.5
AL-11-301	676875	6066233	80/-45	150.00	171.00	21.00	1.15	6.7
and				205.00	229.61	24.61	1.88	12.4
AL-11-302	676910	6066380	80/-45	96.00	104.51	8.51	1.14	4.5
AL-11-303	676910	6066380	283/-45	18.00	44.00	26.00	1.02	4.3
AL-11-304	676910	6066380	0/-90	93.41	131.00	37.59	0.55	2.8
AL-11-305	676900	6066330	80/-45	175.47	183.50	8.03	1.16	6.2
AL-11-306	676885	6066283	80/-45	40.25	130.00	89.75	0.51	2.5
AL-11-307	676921	6066430	80/-45	NSI
AL-11-308	676921	6066430	285/-45	NSI
AL-11-309	676900	6066480	283/-45	18.92	19.92	1.00	5.31	13.1
AL-11-310	676900	6066480	0/-90	NSI
AL-11-311	676900	6066480	283/-60	NSI
AL-11-312	676877	6066141	70/-45	69.50	96.00	26.50	0.44	1.5
and				108.00	132.00	24.00	0.51	0.9
and				191.15	220.00	28.85	0.67	2.8
AL-11-313	676838	6066035	105/-45	37.85	54.00	16.15	1.02	7.4
and				125.00	147.00	22.00	0.54	7.6
and				185.00	204.50	19.50	0.65	2.3
and				239.47	276.00	36.53	0.61	2.9
AL-11-314	676835	6066052	90/-45	141.00	164.00	23.00	0.76	2.8

Note: Intervals noted are intercepted width not true width, have been calculated using a 0.3 g/tonne cut-off and are uncut.  True width is variable between 80 and 100 percent of drilled width.  They may include internal dilution intervals of up to 6 metres. NSI (No significant Intercept).

Mineralization intercepted in the drilling is consistent with the current resource model and is associated with a sequence of quartz porphyritic, rhyolitic lapilli tuffs and basaltic tuffs hosting disseminations and stringers of pyrite, sphalerite, galena, tetrahedrite and chalcopyrite.

The 2011 drill program was completed in late-October.  A total of 6,482 metres was completed in 21 holes. Results for the remaining 6 holes are anticipated later in the fourth quarter.

Looking forward at Amisk, exploration will focus on expansion of the open pit resource as well as preliminary economic studies, as well as an evaluation of the underground potential.

Quality Assurance and Quality Control Procedures

Rigorous quality assurance and quality control procedures have been implemented including the use of blanks, standards and duplicates.  Geochemical analyses were submitted to ALS Chemex in Vancouver, British Columbia and or the Seabee minesite lab.  The former laboratory is ISO approved. Core samples were analyzed by a 30 gram gold fire assay with an atomic absorption and gravimetric and or screen fire finish.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 19

2011 Mining Operations Results

Seabee Gold Operation

For the first half of 2011, mining operations at the Seabee Gold Operation included feedstock from the Seabee Mine and from the Santoy 8 Mine, which achieved commercial production during the first quarter of 2011.  On August 1, a lightning strike hit Seabee's Central Milling Facility’s head-frame, damaging the electric motors on two of three ball mills.  Remediation work on the motors was completed early in September.  Subsequent to the remediation work, the Central Milling Facility at Seabee achieved record throughput during the end of the quarter with an average output of 859 tonnes per day during September.

For the quarter ended September 30, 2011, Claude extracted and processed 66,722 tonnes of ore at its Seabee Gold Operation with a grade of 5.51 grams of gold per tonne (Q3 2010 - 62,242 tonnes at 6.76 grams of gold per tonne).  Sales volume for the quarter was 10,898 ounces of gold compared to 12,081 ounces of gold in Q3 2010, a decrease of 10 percent period over period.  Produced ounces for the period decreased by 12 percent to 11,324 ounces from 12,931 ounces in Q3 2010.

For the nine months ending September 30, 2011, Claude milled 182,725 tonnes at a grade of 5.97 grams of gold per tonne (YTD Q3 2010 – 146,803 tonnes at 7.56 grams of gold per tonne).  Gold sales volume for the first nine months of the year decreased one percent to 32,777 ounces from 33,159 for the same period in the prior year.  Produced ounces were 33,487 (YTD Q3 2010 – 34,054) with mill recoveries of 95.5 percent, unchanged period over period.  These results are attributable to increased throughput from the lower grade Santoy 8 ore body and development constraints at Seabee Deep.

Table 10: Seabee Gold Operation Third Quarter Production and Costs Statistics

	Three Months	Three Months	Nine Months	Nine Months
	Sept 30	Sept 30	Sept 30	Sept 30
	2011	2010	2011	2010

Tonnes Milled (1)	66,722	62,242	182,725	146,803
Head Grade (grams per tonne)	5.51	6.76	5.97	7.56
Recovery (%)	95.8%	95.5%	95.5%	95.5%
Gold Produced (ounces) (1)	11,324	12,931	33,487	34,054
Gold Sold (ounces) (2)	10,898	12,081	32,777	33,159
Production Costs (CDN$ million)	$9,488	$7,750	$27,143	$24,739
Cash Operating Costs (CDN$/oz) (3)	$871	$642	$828	$746
Cash Operating Costs (US$/oz) (3)	$888	$618	$847	$720

(1)  2010 statistics include pre-production ounces produced and tonnes milled from Santoy 8.
(2)  2010 statistics exclude ounces sold from Santoy 8 as that project had not yet achieved commercial production.
(3)  For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section of this MD&A.

During 2011, Claude planned in excess of 55,000 metres of underground drilling to sustain or increase Mineral Reserves and Mineral Resources at the Seabee Operation.  To the end of September, with approximately 42,000 metres of drilling completed, Claude is on track to drill approximately 60,000 metres of definition and near mine exploration.   At L62, the series of intercepts with above average true widths and economic gold grades are strong indications that the Company has discovered a new gold-bearing structure.  Due to their proximity to existing underground infrastructure, several intercepts from the Company’s 2011 underground diamond drill program continue to represent a near term opportunity to enhance the Company’s mineral resource base and improve operating margins at the Seabee Operation during 2012 and beyond.  A thorough review of the Company’s historical geological database and models is ongoing and has generated new targets that can be accessed economically within the present mine infrastructure.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 20

The Mineral Reserves and Mineral Resources estimates are conducted under the direction of Qualified Persons, Philip Ng, P.Eng., Senior Vice President Mining Operations and Brian Skanderbeg, P.Geo., Vice President Exploration.

Health, Safety and the Environment

Throughout 2011, the Company continued with its stated goal of “Mission Zero” in matters related to Health, Safety and the Environment.  Claude has expanded its Safety, Training and Environmental Departments as well as retained leading external professionals to conduct regular external reviews of its work practices, workplaces and Management Systems.

As part of Claude’s commitment towards “Zero Injury” and “Zero Environmental Exceedence”, the Company established operational objectives of reducing these incidents by 25 percent annually since 2008.

Management believes having success in these critical areas will place Claude in a position to be recognized as a leader in matters related to Health, Safety and the Environment.

Financial Results of Operations

The Company reports its results of operations based on International Financial Reporting Standards (“IFRS”).  All references to per-share amounts pertain to diluted net earnings per share.

Financial

For the quarter ended September 30, 2011, the Company recorded net profit of $2.6 million, or $0.02 per share.  This compares to a net profit of $5.6 million, or $0.04 per share, for the comparable period in 2010.  Net profit was down this quarter primarily due to the settlement of certain out of the money derivative instruments compared to gains in the third quarter of 2010.  Adjusted net profit (1) for the third quarter was $4.9 million, or $0.03 per share, up 14 percent from the $4.3 million, or $0.03 per share, for the comparable period in 2010.  This result is attributable to an increase in realized gold price offset by a decrease in gold sales volume.

For the nine months ended September 30, 2011, the Company recorded net profit of $9.7 million, or $0.06 per share.  This compares to a net profit of $6.2 million, or $0.05 per share, for the comparable period in 2010.  Net profit was up due to an increase in gold price realized offset by an increase in cash cost per ounce and decreased ounces sold.  Adjusted net profit (1) for the nine months ended September 30, 2011 was $11.5 million, or $0.07 per share.  This compares to an adjusted net profit of $4.9 million, or $0.04 per share, for the comparable period in 2010.

(1)	Denotes a non-IFRS Performance Measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Revenue

In the discussion below, gold revenues for the comparable figures in 2010, net of expenditures, from projects not yet in commercial production have not been included in earnings; rather, these amounts have been offset against the carrying value of the assets.

Gold revenue from the Company’s Seabee Gold Operation for the quarter ended September 30, 2011 increased 16 percent to $18.2 million from $15.7 million reported in the third quarter of 2010.  The increase in gold revenue was attributable to a 29 percent improvement in Canadian dollar gold prices realized (Q3 2011 - $1,670 (U.S. $1,704); Q3 2010 - $1,296 (U.S. $1,247)) offset by decreased gold sales volume (Q3 2011 – 10,898 ounces; Q3 2010 – 12,081 ounces).

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 21

Gold revenue for the first nine months of 2011 increased 21 percent to $49.8 million from $41.1 million reported in the first nine months of 2010.  This increase was attributable to a 23 percent improvement in Canadian dollar gold prices realized (YTD Q3 2011 - $1,518 (U.S. $1,553); YTD Q3 2010 - $1,238 (U.S. $1,195)) offset by lower gold sales volume (YTD Q3 2011 – 32,777 ounces; YTD Q3 2010 – 33,159 ounces).

Figure 12: Average Gold Price (London PM Fix – US$)

Production Costs

For the three months ended September 30, 2011, the Company reported mine production costs of $9.5 million, an increase of 22 percent from the $7.8 million reported in the same period of 2010.  For the first nine months of 2011, mine production costs of $27.1 million (YTD Q3 2010 - $24.7 million) were 10 percent higher period over period.  These increases were in line with Management expectations and were attributable to increasing labour costs and increased spending on fuel, underground supplies and repairs and maintenance.

Total Canadian dollar cash cost per ounce of gold (1) for the third quarter increased 36 percent to CDN $871 (U.S. $888) per ounce from CDN $642 (U.S. $618) in the third quarter of 2010.  Year to date in 2011, total cash cost per ounce of CDN $828 (U.S. $847) was 11 percent higher than the cash cost per ounce of CDN $746 (U.S. $720) reported during the first nine months of 2010.  During the first nine months of 2011, cash operating cost per ounce was negatively impacted by the 14 day shut down during the first quarter of 2011, increased throughput from the lower grade Santoy 8 ore body and development constraints at Seabee Deep.

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Depreciation and Depletion

During the third quarter of 2011, depreciation and depletion was $2.9 million, relatively unchanged from the comparable period of 2010.  For the nine months ended September 30, 2011, depreciation and depletion was $7.5 million, a 15 percent decrease over the $8.8 million reported for the year to date in 2010.  These results are attributable to a large increase in the reserve base with Santoy 8 coming into commercial production in 2011 offset by an increase in tonnes milled period over period.

General and Administrative Expense

For the three months ended September 30, 2011, general and administrative expense increased to $1.2 million, up 20 percent from the $1.0 million reported in the comparative period of 2010.  For the first nine months of 2011, general and administrative costs of $4.3 million were 39 percent higher than the $3.1 million reported for the nine months ended September 30, 2010.  These variances primarily relate to increased stock compensation expense resulting from a human resource initiative to grant additional stock options in order to improve recruitment and retention of front line supervisors.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 22

Finance Expense

For the quarter ended and for the nine months ended September 30, 2011, Finance expense of $0.2 million and $0.7 million, respectively, was relatively unchanged from the comparative periods of 2010.

Other Expense (Income)

For the quarter ended September 30, 2011, other expense of $1.7 million was $2.4 million greater than the $0.7 million other income reported for the third quarter of 2010.  For the first nine months of 2011, other expense was $0.7 million (YTD Q3 2010 - $1.2 million other income).  These results were attributable to the Company settling certain out of the money derivative instruments during the third quarter of 2011.

Liquidity and Financial Resources

The Company monitors its spending plans, repayment obligations and cash resources on a continuous basis with the objective of ensuring that there is sufficient capital within the Company to meet business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents.  The Company’s typical cash requirement over the first and second quarters of each year is significant because of the Seabee Gold Operation’s winter ice road resupply, which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.

The Company had cash, cash equivalents of $11.2 million and short-term investments of $24.0 million at September 30, 2011 (December 31, 2010 - $10.8 million, including $4.4 million of Restricted cash). The Company monitors its positions with, and the credit quality of, the financial institutions and government instruments in which it invests its excess cash and cash equivalents. Other than balances maintained in various bank operating accounts, the Company’s investment policy limits investments to government-backed financial instruments, bank certificates of deposit and bankers acceptances.

At September 30, 2011, the Company had working capital of $51.7 million (December 31, 2010 - $12.9 million).  Included in working capital at September 30, 2011 are demand loans of $1.1 million (December 31, 2010 - $2.5 million); these loans have been classified as current liabilities due to their demand feature.  The increase in working capital was attributable to: the closing of the equity issue in the second quarter, an increase in Accounts receivable (attributable to the timing and receipt of gold sales) and an increase in Inventories.  These increases were offset by an increase in Accounts payable and continued capital investment in the Company’s Mineral properties.

Table 11: Working Capital and Current Ratios

In thousands of CDN dollars	Sept 30	Dec 31	Percent
	2011	2010	Increase

Current assets	67,841	28,189	141
Current liabilities	16,134	15,324	5
Working capital	51,707	12,865	302
Current ratio	4.2	1.8	133

EBITDA (1) for the three month period ended September 30, 2011 was $7.5 million (Q3 2010 - $6.9 million).  Year to date, EBITDA was $18.5 million (YTD Q3 2010 - $13.0 million).

(2)	Denotes a non-IFRS Performance Measure. For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 23

Investing

Mineral property expenditures during the first nine months of 2011 were $37.5 million, an $11.3 million increase from the same period in 2010. Year to date, expenditures were comprised of Seabee Mine and Shaft development of $15.6 million, exploration costs (focusing on the Madsen, Santoy 8, Seabee North and Amisk Gold Project exploration projects) of $9.0 million and property, plant and equipment additions of $12.9 million. Property, plant and equipment additions include mining equipment, camp infrastructure and tailings management facility expansion.

Financing

During the third quarter, 257,000 of the warrants expiring on November 16, 2012 were exercised.  In addition, 10,000 common shares were issued pursuant to the Company’s Stock Option Plan.

Financing activities during the first nine months of 2011 included the issuance of 20,000,000 common shares of the Company at a price of $2.50 per share; in addition, the underwriters of the offering exercised their overallotment option in respect of an additional 3,000,000 common shares at a price of $2.50 per common share.  The aggregate gross proceeds raised under the offering was $57.5 million.  The Company plans to use the net proceeds of the offering for the exploration and development of the Company’s projects and for general corporate purposes.  Financing activities also included the issuance of 235,614 common shares (2010 – 430,395) and 168,667 common shares (Q3 2010 – 340,999) pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option Plan, respectively.  An additional 1,577,000 common share purchase warrants expiring on November 16, 2012 were exercised. In addition, 116,300 of the warrants expiring on May 22, 2013 were exercised. Finally, 139,321 common share purchase warrants expiring on April 9, 2011 were exercised.

During the third quarter and first nine months of the year, the Company repaid $0.4 and $1.4 million of its demand loans outstanding.  The proceeds and repayments of capital lease obligations relate primarily to production equipment.

Capital Structure

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide adequate returns to shareholders and benefits to other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, sell assets or incur debt.  The Company is not subject to externally imposed capital requirements.

The Company utilizes a combination of short-term and long-term debt and equity to finance its operations and exploration.

The Capital structure of the Company is as follows:

Table 12: Schedule of Capital Structure of the Company

Capital Structure			Sept 30	December 31
In thousands of CDN dollars	Interest	Maturity	2011	2010

Cash, cash equivalents and restricted cash (1)			$11,194	$10,790
Short-term investments			24,048	-
Shareholders’ equity			169,952	105,426
			205,194	116,216

Demand loan # 1	Prime + 1.50%	Aug/2011	$-	$667
Demand loan # 2	4.575%	Nov/2012	1,134	1,832
Debenture	12.00%	May/2013	9,403	9,344
Total debt			$10,537	$11,843

Net capital			194,657	104,373

(1)	2010 balance includes restricted cash of $4.4 million; as at September 30, 2011, no amounts were restricted.
Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 24

Short-term debt facilities include access to a $3.5 million operating line of credit.

Financial and Other Instruments

In the normal course of its operations, the Company is exposed to gold price, foreign exchange, interest rate, liquidity, equity price and counterparty risks. The overall financial risk management program focuses on preservation of capital and protecting current and future Company assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company may use derivative financial instruments to hedge some of its exposure to fluctuations in gold prices and foreign exchange rates. The Company does not acquire, hold or issue derivatives for trading purposes. The Company’s management of financial risks is aimed at ensuring that net cash flows are sufficient to meet all its financial commitments as and when they fall due and to maintain the capacity to fund its forecast project development and exploration strategies.

The value of the Company’s mineral resources is related to the price of gold and the outlook for this mineral.  Gold and precious metal prices historically have fluctuated widely and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors related specifically to gold.  The profitability of the Company’s operations is highly correlated to the market price of gold.  If the gold price declines below the cost of production at the Company’s operations, for a prolonged period of time, it may not be economically feasible to continue production.

The Company’s revenues from the production and sale of gold are denominated in U.S. dollars.  However, the Company’s operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars.  The results of the Company’s operations are subject to currency risks.  The operating results and financial position of the Company are reported in Canadian dollars in the Company’s consolidated financial statements.

At September 30, 2011, the Company did not have any derivative instruments outstanding.  At September 30, 2010, the Company had outstanding derivative instruments in the form of forward gold sales relating to 2010 production totaling 5,380 ounces.  The market value loss inherent in these contracts was $0.4 million.

The Company’s main interest rate risk arises from interest earning cash deposits and floating rate demand loans that expose the Company to interest rate risk. No hedging programs were implemented by the Company to manage interest rate risk during the quarter.  The Company invests its cash and cash equivalents and short term investments with the Government of Canada and major banks according to its investment policy.

The Company’s liquidity position is managed to ensure sufficient liquid funds are available to meet its financial obligations in a timely manner. The Company manages liquidity risk by continuously monitoring forecast and actual cash flows and ensuring that the Company has the ability to access required funding.

The Company is exposed to equity securities price risk arising from investments classified on the balance sheet as available-for-sale. Investments in equity securities are approved by the Board on a case-by-case basis. All of the Company’s available-for-sale equity investments are in junior resource companies listed on the TSX.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 25

The Company is exposed to counterparty risk which is the risk that a counterparty will not complete its obligations under a financial instrument resulting in a financial loss for the Company. The Company does not generally obtain collateral or other security to support financial instruments subject to credit risk; however, the Company only deals with credit worthy counterparties. Trade and other receivables mainly comprise institutions purchasing gold under normal settlement terms of two working days. Counterparty risk under derivative financial instruments is to reputable institutions. All significant cash balances are on deposit with a high-rated banking institution. The carrying amount of financial assets recorded in the financial statements represents the Company’s maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

Contractual Obligations

At September 30, 2011, there were no significant changes to the Company’s contractual obligations from those reported in the Management’s Discussion and Analysis for the year ended December 31, 2010.

Statement of Financial Position

The Company’s total assets were $296.1 million at September 30, 2011, compared to $224.5 million at December 31, 2010.  The $71.6 million net increase was comprised primarily of increases of: $24.5 million in cash and cash equivalents and short-term investments, attributable to the financing completed during the second quarter; $7.8 million in Accounts receivable, attributable to the timing and receipt of gold sales; $9.1 million in Inventories associated with the annual winter ice road resupply whereby the Company purchases consumable items utilized by the Seabee Gold Operation for the remainder of the year; and $33.9 million in Mineral properties.  These increases were offset by decreases of: $1.4 million in Interest receivable on restricted promissory notes, a result of the interest earned during 2010 being used to satisfy the Royalty obligation incurred during 2010; and $2.8 million in Investments due to a reduction in fair value of certain of the Company’s available-for-sale securities.

Total liabilities were $126.1 million at September 30, 2011, up $7.1 million from December 31, 2010.  This result was attributable to increases of: $2.9 million of Accounts payable associated with the timing and payment of expenditures relating to consumables at the Seabee Gold Operation; a $1.4 million increase in Finance leases; and a $4.8 million increase in asset retirement obligations.  These increases were offset by a decrease of $1.3 million in Interest payable on royalty obligations offset using the interest received from the restricted promissory notes and a $1.4 million decrease in Demand loans.

Shareholders’ equity increased by $64.6 million to $170.0 million at the end of the third quarter of 2011, from $105.4 million at December 31, 2010. This is attributable to an increase in Share capital of $56.5 million due to the equity financing completed during the second quarter and the exercise of stock options and warrants, an increase of $1.0 million to contributed surplus, a $9.7 million decrease to Accumulated deficit; and a $2.7 million decrease to Accumulated other comprehensive income.

Comprehensive income consists of net income, together with certain other economic gains and losses that are collectively referred to as “other comprehensive income (loss)” or “OCI” and are excluded from the income statement.  During the third quarter of 2011, other comprehensive income decreased to $0.5 million (December 31, 2010 – $3.2 million) due to mark to market losses relating to certain of the Company’s available-for-sale investments.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 26

Selected Quarterly Financial Data

Table 13: Summary financial and operating data for the Company’s last eight quarters

	IFRS							CDN GAAP
	Sept 30	Jun 30	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31
	2011	2011	2011	2010	2010	2010	2010	2009

Gold sales ($ millions)	18.2	18.2	13.3	14.9	15.7	15.2	10.2	15.2
Net profit (loss) ($ millions)	2.6	5.2	1.8	3.4	5.6	2.2	(1.6)	(0.9)
Net profit (loss) per share (1)	0.02	0.03	0.01	0.02	0.04	0.02	(0.01)	(0.01)
Average realized gold price (CDN$ per ounce)	1,670	1,469	1,408	1,378	1,296	1,247	1,147	1,167
Average realized gold price (US$ per ounce)	1,704	1,518	1,428	1,361	1,247	1,213	1,103	1,105
Ounces sold (2)	10,900	12,400	9,500	10,800	12,100	12,200	8,900	13,000
Tonnes milled (3)	66,722	65,502	50,501	57,155	62,242	46,071	38,490	71,500
Ounces produced (3)	11,300	12,600	9,500	13,200	12,900	11,900	9,200	14,300
Grade processed (grams per tonne)	5.51	6.26	6.20	7.54	6.76	8.44	7.79	6.56
Cash cost per ounce (4) (CDN$ per ounce)	871	717	924	597	642	704	946	650
Cash cost per ounce (4) (US$ per ounce)	888	741	938	589	618	685	909	615
EBITDA (4) ($ millions)	7.5	7.7	3.2	6.4	6.9	5.4	0.6	3.1
EBITDA (4) per share (basic)	0.05	0.05	0.02	0.05	0.05	0.04	0.01	0.03

Weighted average shares outstanding (basic)	163,911	155,275	140,361	136,081	131,245	130,925	126,414	114,897

CDN$/US$ Exchange	0.9804	0.9676	0.9861	1.0128	1.0391	1.0276	1.0404	1.0563

(1)	Basic and diluted, calculated based on the number of shares issued and outstanding during the quarter.
(2)	Statistics in 2010 exclude ounces sold from the Santoy 8 Project, which was not yet in commercial production. Statistics in 2009 exclude ounces sold from the Porky West bulk sample.
(3)	Includes ounces produced and tonnes milled from the Santoy 8 Project in 2010 and from the Porky West bulk sample in 2009.
(4)	For an explanation of non-IFRS performance measures, refer to the “Non-IFRS Performance Measures” section in this MD&A.

The financial results for the last eight quarters reflect the following general trends: improved average realized gold price (which has improved gold revenue, net profit (loss) and EBITDA); lower grade attributable to more feedstock from the Santoy 8 ore body; and increasing cash cost per ounce, a result of sales volume fluctuations.  Results of the first quarter of 2011 and the first quarter of 2010 were impacted by interruptions to operations as a result of required major maintenance to the Company’s mining fleet and Mill facilities.

Outlook

For the remainder of 2011, and looking forward, the Company will:

i)	Invest in capital projects and equipment to further develop satellite deposits to increase production and to improve operating margins at the Seabee Gold Operation;
ii)	Continue exploration and development at the Seabee Gold Operation to sustain or increase reserves and resources;
iii)
Advance surface and underground exploration drill programs at the Company's 100 percent owned Madsen Exploration Project with commencement of Phase II of underground drilling from the 16th level drill platform; and

iv)	Expand the scope of the Amisk Gold Project and evaluate the bulk mining potential of the system.

Forecast gold production at the Seabee Operation has been revised downward to be between 48,000 and 50,000 ounces of gold for the year ending December 31, 2011.  Unit costs for 2011 are estimated to be 10 to 15 percent higher than 2010.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 27

Capital expenditures are expected to increase significantly with continued investment at Madsen and expected upgrades at the Seabee Gold Operation, including the extension of the Seabee Shaft.

During the first half of each year, the Company’s cash outflow is significant because of the Seabee Gold Operation’s annual winter ice road resupply which includes restocking diesel, propane and other large consumables as well as the continued upgrading of the mining fleet and mine infrastructure.  Preparation for the 2012 ice road has begun and Management believes that the financing completed during the second quarter, when combined with expected operating cash flows, will provide sufficient funding for the near to medium term.

Accounting Estimates

Certain of the Company’s accounting policies require that Management make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those estimates, please refer to the Company’s Management’s Discussion and Analysis for the year ended December 31, 2010, available at www.sedar.com.

Business Risk

Risks and uncertainties related to economic and industry factors are described in detail in the Company’s Annual Information Form (available at www.sedar.com) and remain substantially unchanged.

Key Sensitivities

Earnings from Claude’s gold operation are sensitive to fluctuations in both commodity and currency prices. The key factors and their approximate effect on earnings, earnings per share and cash flow, based on assumptions comparable to third quarter 2011 actuals, are as follows:

Gold

For a U.S. $10 movement in gold price per ounce, earnings and cash flow will have a corresponding movement of CDN $0.4 million, or $0.00 per share. For a $0.01 movement in the US$/CDN$ exchange rate, earnings and cash flow will have a corresponding movement of $0.6 million, or 0.00$ per share.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and two classes of unlimited preferred shares issuable in series.  At September 30, 2011, there were 164,150,231 common shares outstanding.   This compares to 138,913,329 common shares outstanding at December 31, 2010.

During the first nine months of 2011, the Company issued 235,614 and 168,667 common shares pursuant to the Company’s Employee Share Purchase Plan and the Company’s Stock Option plan, respectively.  An additional 1,832,621 common share purchase warrants were exercised. Finally, an additional 23,000,000 common shares were issued upon the completion of a private placement.  At November 9, 2011, there were 164,350,231 common shares of the Company issued and outstanding.

Outstanding Stock Options and Warrants

At September 30, 2011, there were 5.6 million director, officer and key employee stock options outstanding with exercise prices ranging from $0.50 to $2.38 per share.  This compares to 3.9 million director, officer and key employee stock options outstanding at December 31, 2010 with exercise prices ranging from $0.50 to $2.10 per share.  This increase was due to issuances to operations personnel, a human resources initiative to improve employee recruitment and retention.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 28

Table 14: Schedule of Outstanding Stock Options and Average Exercise Price

	September 30, 2011		December 31, 2010
	Number	Average Price	Number	Average Price

Beginning of period	3,916,737	$1.15	3,259,028	$1.08
Options granted	2,078,768	2.09	1,166,546	1.15
Options exercised	(168,667)	1.26	(422,414)	0.66
Options expired / forfeited	(201,876)	1.83	(86,423)	0.98
End of period	5,624,962	$1.47	3,916,737	$1.15

For options outstanding at September 30, 2011, the range of exercise prices, the number vested, the weighted average exercise price and the weighted average remaining contractual life are as follows:

			Weighted	Weighted
			Average	Average
	Number	Number	Exercise	Remaining
Option Price Per Share	Outstanding	Vested	Price	Life

$0.50 - $0.99	1,145,247	1,145,247	$0.69	4.48 years
$1.00 - $1.50	1,598,154	1,345,019	1.14	7.05 years
$1.51 - $2.00	2,233,000	1,150,000	1.86	7.99 years
$2.01 - $2.38	648,561	250,753	2.29	9.14 years
	5,624,962	3,891,019	$1.47	7.14 years

There were 8.7 million common share purchase warrants outstanding as at September 30, 2011 entitling the holder to acquire one common share of the Company at prices determined at the time of issue.  The range of exercise prices and dates of expiration of the warrants outstanding are as follows:

Table 15: Schedule of Warrants Outstanding

		Number		Number
Exercise		Outstanding at		Outstanding at
Price	Expiry Date	December 31, 2010	Exercised	September 30, 2011

$1.60	May 22, 2013	1,809,500	116,300	1,693,200
$0.83	April 9, 2011	139,321	139,321	-
$0.90	November 16, 2012	2,600,000	1,577,000	1,023,000
$1.75	December 30, 2011	6,000,000	-	6,000,000
		10,548,821	1,832,621	8,716,200

Changes in Accounting Policies Including Initial Adoption

Conversion to International Financial Reporting Standards

The Accounting Standards Board of Canada (“AcSB”) requires that Canadian publicly accountable enterprises adopt International Financial Reporting Standings (“IFRS”) effective January 1, 2011.

The Company’s condensed consolidated interim financial statements for the period ending September 30, 2011 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 29

The Company’s condensed consolidated interim financial statements for the period ending September 30, 2011 are the Company’s third IFRS condensed consolidated interim financial statements (Q1 2011 being the first) for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending December 31, 2011. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Canadian GAAP.

Although IFRS employs a conceptual framework that is similar to Canadian GAAP, there are significant differences in recognition, measurement and disclosure.

Transition to International Financial Reporting Standards

As stated in Note 2 of the condensed consolidated interim financial statements, these are the Company’s third condensed consolidated interim financial statements for the period covered by the first annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

•	in preparing the condensed consolidated interim financial statements for the three and nine months ended September 30, 2011;
•	the comparative information for the three months and nine months ended September 30, 2010;
•	the statement of financial position as at December 31, 2010; and
•	the preparation of an opening IFRS statement of financial position on the Transition Date, January 1, 2010.

In preparing the opening IFRS statement of financial position, comparative information for the three and nine months ended September 30, 2010 and the financial statements for the year ended December 31, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP.  An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is reconciled in Note 17 on the Company’s condensed consolidated interim financial statements as filed on SEDAR (www.sedar.com).

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2011 reporting period:

•
IFRS 9, Financial Instruments: effective for accounting periods commencing on or after January 1, 2013.  The Company does not expect the adoption of this standard to have a material impact on its consolidated financial statements.

•
IFRS 10, Consolidated Financial Statements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company does not expect the adoption of this standard to have a material impact on its financial statements.

•
IFRS 11, Joint Arrangements, was issued by the IASB in May 2011 and is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The extent of the impact of adoption of IFRS 11 has not yet been determined by the Company.

•
IFRS 12, Disclosure of Interests in Other Entities, was issued by the IASB in May 2011 and is effective for the Company beginning on January 1, 2013.  It is expected that IFRS 12 will increase the current level of disclosure related to the Company’s interests in other entities upon adoption.

•
In May 2011, the IASB published IFRS 13, Fair Value Measurement, which is effective prospectively for annual periods beginning on or after January 1, 2013.  The extent of the impact of adoption of IFRS 13 has not yet been determined.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 30

•
In June 2011, the IASB issued IAS 1, Presentation of Items of OCI: Amendments to IAS 1 Presentation of Financial Statements.  Amendments to IAS 1 are effective for the Company beginning on January 1, 2012 with retrospective application and early adoption permitted.  The Company does not expect the adoption of the amendments to this standard to have a material impact on its financial statements.

In May 2011, the IASB issued amendments to IAS 28, Investments in Associates and Joint Ventures, which are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.  The Company does not expect the amendments to IAS 28 to have a material impact on the financial statements.

Non-IFRS Performance Measures

The Company utilizes non-IFRS financial measures as supplemental indicators of operating performance and financial position.  These non-IFRS financial measures are used internally by the Company for comparing actual results from one period to another.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.  Accordingly, such information is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Flow from Operations before Net Changes in Non-Cash Working Capital

The Company uses Cash Flow from Operations before Net Changes in Non-Working Capital as a supplemental measure of its financial performance.  The Company uses this measure to analyze the cash generated by its operations. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Investors are cautioned that the above measures may not be comparable to similarly title measures of other companies.

Table 16: Calculation of Cash Flow from Operations before Net Changes in Non-Working Capital

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
In thousands of CDN dollars	2011	2010	2011	2010

Cash flows from operating activities
Profit from continuing operations	$2,643	$4,466	$9,656	$4,625
Adjustments for non-cash items:
Depreciation and depletion	2,895	2,927	7,463	8,815
Accretion	47	26	117	85
Loss (gain) on investments	-	-	(109)	207
Stock-based compensation	261	148	1,252	547
Interest and other	(192)	51	(567)	(678)
	$5,654	$7,618	$17,812	$13,601
Weighted Average shares outstanding (basic)	163,911	131,245	153,268	129,546
Weighted Average shares outstanding (diluted)	166,759	135,117	157,193	132,678
Per share cash flows from operating activities (basic)	$0.03	$0.06	$0.12	$0.10
Per share cash flows from operating activities (diluted)	$0.03	$0.06	$0.11	$0.10

Adjusted Net Profit

The Company uses Adjusted Net Profit and Adjusted Net Profit per share as a supplemental measure of its financial performance.   Management believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 31

Table 17: Reconciliation of Adjusted Net Profit to Reported Net Profit

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
In thousands of CDN dollars	2011	2010	2011	2010

Net profit	$2,643	$5,577	$9,656	$6,172
Loss (gain) on derivatives	2,223	(132)	1,911	108
Loss (gain) on investments	-	-	(109)	207
Net profit from discontinued operation	-	(1,111)	-	(1,547)
Adjusted Net profit	$4,866	$4,334	$11,458	$4,940
Weighted Average shares outstanding (basic)	163,911	131,245	153,268	129,546
Weighted Average shares outstanding (diluted)	166,759	135,117	157,193	132,678
Adjusted Net Profit per share (basic and diluted)	$0.03	$0.03	$0.07	$0.04

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)

The Company uses EBITDA as a supplemental financial measure of its operational performance.   Management believes EBITDA to be an important measure of its capacity to generate cash flow from operations as it excludes the effects of items which primarily reflect the impact of long-term investment decisions and finance strategies, rather than the performance of the Company’s day-to-day operations.  The Company measures EBITDA as net profit before operations held for sale, plus income taxes, interest expense, and depreciation, depletion and accretion.

The Company believes that this measurement is useful in measuring the Company’s ability to service debt, meet other payment obligations and as a valuation measurement. The following table provides a reconciliation of the Company’s calculation of EBITDA:

Table 18: EBITDA Calculation

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
In thousands of CDN dollars	2011	2010	2011	2010

Profit from continued operations	$2,643	$4,466	$9,656	$4,625
Interest and other	1,964	(460)	1,336	(462)
Depreciation and depletion	2,895	2,927	7,463	8,815
EBITDA	$7,502	$6,933	$18,455	$12,978
Weighted Average shares outstanding (basic)	163,911	131,245	153,268	129,546
Weighted Average shares outstanding (diluted)	166,759	135,117	157,193	132,678
EBITDA per share (basic)	$0.05	$0.05	$0.12	$0.10
EBITDA per share (diluted)	$0.04	$0.05	$0.12	$0.10

(1)  Interest and other is the sum of Finance expense and Non-operating income.
As compared to profit (loss) according to IFRS, EBITDA is limited in that it does not reflect the periodic costs of certain capitalized assets used in generating revenues, or the non-cash charges associated with impairments and shutdown-related costs, income taxes, gain on sale of long-term investments or interest and other. Management evaluates such items through other financial measures such as capital expenditures and cash flow provided by operating activities.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 32

Cash Cost Per Ounce

The Company reports its cash costs on a per-ounce basis, based on uniform standards developed by the Gold Institute, an independent researcher and evaluator of the gold market and gold industry. Management uses this measure to analyze the profitability, compared to average realized gold prices, of the Seabee Gold Operation. Investors are cautioned that the above measures may not be comparable to similarly titled measures of other companies, should these companies not follow Gold Institute standards.

Table 19: Total Cash Cost per Gold Ounce Sold

	Three months ended		Nine months ended
	Sept 30	Sept 30	Sept 30	Sept 30
	2011	2010	2011	2010

Production cost (CDN$ thousands)	9,488	7,750	27,143	24,739
Divided by ounces sold (1)	10,898	12,081	32,777	33,159
Total cash cost per ounce (CDN$)	871	642	828	746

CDN$ Exchange Rate	0.9804	1.0391	0.9779	1.0358
Total cash cost per ounce (US$)	888	618	847	720

(1)	2010 statistics exclude ounces sold from Santoy 8 as that project had not yet been declared in commercial production.

 Net Cash Margin

The Company uses net cash margin, which represents realized price per ounce less net cash costs per ounce. This measure is used by Management to analyze profitability trends and to assess the cash-generating capability from the sale of gold on a consolidated basis in each reporting period, expressed on a unit basis. Management believes that this measurement illustrates the performance of the Company’s business on a consolidated basis and enables investors to better understand Claude’s performance in comparison to other gold producers who present results on a similar basis and is an important indicator of expected performance in future periods.

The Company’s net cash margin is intended to provide additional information, does not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate net cash margin differently. The following table derives this non-IFRS measure from previously defined non-IFRS measures of realized gold price per ounce and total cash costs per ounce, as determined in the net cash cost reconciliation. Net cash margin could also be derived from realized price per ounce and net cash costs per ounce.

Disclosure Controls and Internal Controls over Financial Reporting

As of September 30, 2011, we evaluated our disclosure controls and procedures as defined in the rules of the U.S. Securities and Exchange Commission (“SEC”) and the Canadian Securities Administrators.  This evaluation was carried out under the supervision and participation of Management, including the President and Chief Executive Officer and the Chief Financial Officer.  Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective.
Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements.  Under the supervision and with the participation of the President and Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that internal control over financial reporting is effective as at September 30, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 33

We have assessed the impact of the IFRS transition on our internal control over financial reporting and on our disclosure controls and procedures.  Changes in accounting policies or business processes may require additional controls or procedures to ensure the integrity of our financial disclosures.  The transition to IFRS has not required any changes in our internal controls over financial reporting or our disclosure controls and procedures that have materially affected them or are reasonably likely to materially affect them.

No significant changes were made in our internal controls over financial reporting during the period ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Cautionary Note to U.S. Investors Concerning Resource Estimates

Resource Estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the SEC. In this Management’s Discussion and Analysis, the Company uses certain terms such as “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under U.S. standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. U.S. investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and U.S. investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Compliance with Canadian Securities Regulations

This quarterly report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our Annual Report on Form 40-F, File No. 001-31956, as filed with the SEC under the Exchange Act, which may be obtained from the Company (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Caution Regarding Forward-Looking Information

This Management’s Discussion and Analysis may contain ‘forward-looking’ statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company’s future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company’s Annual Information Form and quarterly and annual Management’s Discussion and Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except in accordance with applicable securities laws.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 34

Additional Information

Additional information related to the Company, including its Annual Information Form (Form 40-F in the U.S.), is available on Canadian (www.sedar.com) and U.S. (www.sec.gov) securities regulatory authorities’ websites.  Certain documents are also available on the Company’s website at www.clauderesources.com.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 35

Conversion Multiples

For ease of reference, the following factors for converting metric measurements into imperial equivalents are provided:

To Convert from Metric	To Imperial	Multiply Metric Units by
Metres	Feet (ft.)	3.281
Kilometres (km)	Miles	0.621
Tonnes	Tons (2,000 pounds)	1.102
Grams	Troy Ounces	0.032
Hectares	Acres	2.471

Glossary of Financial Terms

Current ratio = (current asset / current liabilities)

EBITDA = earnings (net profit or loss) before interest, taxes, depreciation and amortization

Debt to capital = (total debt – cash and cash equivalents) / (total debt – cash and cash equivalents + total shareholders’ equity)

Working capital = (current asset – current liabilities)

Glossary of Technical Terms

Alteration – any change in the mineral composition of a rock brought about by physical or chemical means.

Assaying - laboratory examination that determines the content or proportion of a specific metal (i.e.: silver) contained within a sample.  Technique usually involves firing/smelting.

Au Eq (“gold equivalent”) – a measure of contained metal expressed in equivalent gold grade.

Biotite – a widely distributed and important rock-forming mineral of the mica group.

Brecciated – broken into sharp-angled fragments surrounded by finer-grained material.

Bulk Sample – a collection of representative mineralized material whose location, geologic character and metal assay content can be determined and then used for metallurgical or geotechnical testing purposes.

Core Samples - the cylindrical form of rock called “core” that is extracted from a diamond drill hole.  Mineralized sections are separated and these samples are sent to a laboratory for analysis.

Cut-off Grade - the lowest grade of mineralized material that qualifies as a reserve in a deposit (i.e.: contributing material of the lowest assay that is included in a reserve estimate).

Diamond Drilling – a type of rotary drilling in which diamond bits are used as the rock-cutting tool to produce a recoverable drill core sample of rock for observation and analysis.

Dip – the angle that a structural surface, a bedding or fault plane makes with the horizontal, measured perpendicular to the strike of the structure.

Dore – the final saleable product from a gold mine.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 36

Drift - a horizontal underground opening that follows along the length of a vein or rock formation.

Exploration – work involved in searching for ore, from prospecting to diamond drilling or driving a drift.

Fault – a fracture or break in rock along which there has been movement.

Feasibility Study – a definitive study of the viability of a mineral project by a Qualified Person that defines: (1) mining methods, pit configuration, mine scheduling, mine equipment and all related costing, (2) method of mineral processing and all related plant, equipment and costing, (3) necessary determination of all infrastructure required and relevant costs, and (4) all requirements of government and markets for mine operation. This study must include a definitive financial analysis of the mineral project taking into consideration all relevant factors, which will establish the presence of a Mineral Reserve and the details of its economic viability.

Fire Assay - the assaying of metallic minerals by use of a miniature smelting procedure with various agents.

Footwall - the rock on the underside of a vein or ore structure.

Fracture – a break or crack in rock.

Geophysical Survey - a scientific method of prospecting that measures the physical properties of rock formations. Common properties investigated include magnetism, specific gravity, electrical conductivity and radioactivity.

Grade – the metal content of rock with precious metals, grade can be expressed as troy ounces or grams per tonne of rock.

Gram metre – a measure of contained gold within a given interval calculated as the product of grams per tonne of gold intercepted over length of core.

Granitoid – a light-coloured, plutonic rock with quartz between 20 and 60 percent.

Head Grade – the average grade of ore fed into a mill.

Igneous – a primary type of rock formed by the cooling of molten material.

Indicated Mineral Resource – is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource – is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lens - a body of ore that is thick in the middle and tapers towards the ends.

Mafic - igneous rocks composed mostly of dark, iron and magnesium-rich minerals.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 37

Measured Mineral Resource - in reference to minerals, means a quantity is computed from dimensions revealed in outcrops, trenches, workings, or drill holes; grade and (or) quality are computed from the results of detailed sampling.  The sites for inspection, sampling, and measurement are spaced so closely and the geological character is so well defined that size, shape, depth and mineral content of the resource are well established.

Metallurgy – the study of the extractive processes which produce minerals from their host rocks.

Mill - A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

Mineral – a naturally formed chemical element or compound having a definitive chemical composition and usually a characteristic crystal form.

Mineralization – a natural concentration in rocks or soil of one or more minerals.

Mineral Reserve – the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resource – a concentration or occurrence of natural, solid, inorganic, or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics, and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Muck - ore or rock that has been broken by blasting.

Ounces - Troy ounces of a fineness of 999.9 parts per 1,000 parts.

Ore - Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

Ore Body - A sufficiently large amount of ore that can be mined economically.

Plunge - the vertical angle a linear geological feature makes with the horizontal plane.

Prefeasibility Study – a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined.  This study must include a financial analysis based on reasonable assumptions of technical engineering, operating, and economic factors, which are sufficient for a Qualified Person acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Probable Mineral Reserve – the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve – the economically mineable part of a Measured Mineral Resource demonstrated by at least a Prefeasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Claude Resources Inc.

Q3 2011 Management’s Discussion and Analysis
(in millions of CDN dollars, except as otherwise noted)	Page 38

Qualified Person – an individual who is an engineer or geoscientist with at least five (5) years of experience in mineral exploration, mine development, mine operation, project assessment or any combination of these; has experience relevant to the subject matter of the mineral project and technical report; and is a member in good standing of a professional association.

Quartz – crystalline silica; often forming veins in fractures and faults within older rocks.

Raise - a vertical or inclined underground working that has been excavated from the bottom upward.

Resource – a concentration of mineral material in such form and amount that economic extraction of a commodity from the concentration is currently or potentially feasible.  Locations, grade, quality or quantity are estimated from specific geological evidence.

Shear Zone - a zone in which shearing has occurred on a large scale so that the rock is crushed and brecciated.

Showing - surface occurrence of mineral.

Shrinkage Stoping – any mining method in which broken ore is temporarily retained in the stope to provide a working platform and/or to offer temporary support to the stope walls during active mining.

Sill - an intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock; the initial horizontal drift along the strike of the ore vein.

Stope - an underground excavation from which ore has been extracted, either above or below a level.  Access to stopes is usually by way of adjacent raises.

Stratigraphy – the sequence of bedded rocks in a particular area.

Tailings - The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

Tonne – a metric ton or 2,204 pounds.

Vein – a thin, sheet-like, cross-cutting body of hydrothermal mineralization, principally quartz.

Waste – barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

Working interest or WI - means the interest held by Claude in property. This interest normally bears its proportionate share of capital and operating costs as well as royalties or other production burdens.  The working interest percentage is expressed before royalty interests.

Claude Resources Inc.